Exhibit 99.3

OI S.A. – IN JUDICIAL REORGANIZATION

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXPLANATION OF VOTE PRESENTED BY THE FISCAL COUNCIL MEMBER RAPHAEL MANHÃES MARTINS

1.              The present statement consents to the reservation presented by the undersigned to note 27 of the Explanatory Notes to the Financial Statements for the year ended on December 31, 2020.

2.              For context purposes only, on April 26, 2019, the Company’s General Meeting approved two stock option plans, as follows: (a) the Long-Term Incentive Plan based on shares issued by the Company for Executives (“Executive LIP”); and (c) the Long-Term Incentive Plan based on shares issued by the Company for the members of the Board of Directors (“BD LIP”).

3.              In the exercise of the supervisory attributions of this Fiscal Council, the signatory analyzed the resolutions of the Board of Directors, in a meeting held on January 27, 2021. Among the subjects approved at such meeting, the signatory would like to highlight the following:

(a)	Item 6 (“Resolution Regarding the Executives LIP”): “Mr. Ricardo Goulart recalled the Long-Term Incentive Program (“LIP”) based on shares for Oi executives, approved by the Company’s shareholders at the Ordinary and Extraordinary General Meeting of the Company on April 26, 2019, reporting the result of the resolution and the total of shares to be delivered to the executives. After, he turned the floor over to Mr. Arthur Lavatori, who addressed the difficulties and impediments for executing the delivery of shares in the vesting, presenting alternatives to capital increase, considering its pros and cons. It was informed that the subject was dealt with at the meeting of the CGNG held on the day before, in which the issues identified for the execution of the delivery of shares were discussed. Considering the difficulty in implementing a capital increase process with issue of shares at the moment, the Board of Directors members discussed the alternatives and agreed unanimously that the payment of the first tranche of the grant with settlement on the date provided in agreement (February 15, 2021) would be done in cash. Lastly, they recommended that the Company plan, as soon as possible, to carry out an increase in capital with the issue of shares in quantity necessary to contemplate the LIP program in its entirety, thus avoiding small issuances for each vesting. The abstentions of Mr. Luís Palha and Mr. Mateus Bandeira were registered.”

(b)	Item 7 –Extra Item (“Resolution Regarding the BD LIP”): “[...] after discussions and the clarifications made by the Executive Officers present, considering the terms approved by the shareholders and the best interest of the Company, the Board of Directors have stated that (i) the Stock Grant Plan to the Board of Directors and all its terms (the “BD LIP”) were validly approved by the Company’s shareholders at the General Meeting held on April 26, 2019; (ii) in the light of the decision given by the Court of Justice of the State of Rio de Janeiro and confirmed by the 8th Civil Chamber of the Court of Justice, in the judgment of the Interlocutory Appeal No. 0035453-90.2019.8.19.0000, the implementation of the BD LIP is suspended until the closure of the judicial reorganization of the Company; and (iii) once the judicial reorganization is closed, the suspensive condition provided for in the aforementioned judicial decision will be fulfilled, so that the BD LIP, under the same terms, grant and vesting periods, conditions and prices applicable to the Stock Grant Plan to the Executives, with due regard to their dilution limits. Therefore, when the effective implementation is complete, the total board member beneficiaries will be, at each date of grant and vesting, those in full exercise of the mandate on the applicable dates, complying with the rules of the plan. At the moment of implementation of the BD LTI, the Company will be authorized to execute acts with this purpose. The application of such methodology, according to the Company’s understanding, is aligned to the approval of the BD LIP by the shareholders at the General Meeting, and does not affect the judicial decision since it will only come into effect once the period of judicial reorganization is concluded.”

4.              Given the doubts as to the conformity of these resolutions to the terms and conditions of the Executive LIP and BD LIP, as the case may be, the undersigned hereby requested a clarification on both resolutions. The answers and their analysis are described in items A. and B. below:

A.    Resolution Regarding the Executive LIP

5.              On March 8, 2021, the Company was asked to “send the legal analysis that was carried out of the compliance of such resolution to the rules of the plan approved on April 26, 2019, by the General Meeting.” In response, the Company presented an opinion prepared by external legal advisors, through which, considering the reservations contained therein, the following clarifications were in summary provided:

A.	The Executive LIP establishes that, once the goals defined therein have been met, the Company will have the obligation to deliver to the beneficiaries 1/3 of the amount of shares granted, through the transfer of shares held in treasury by the Company;
B.	According to clarifications provided by the Company, this goal was reached in 2020, and for this reason the beneficiaries now hold a credit against the Company, represented by its common shares in a quantity determined by the Plan;
C.	The Company does not have sufficient treasury shares to fulfill its obligations under the Executive LIP;[I]
D.	There would be restrictions regarding the possibility of the Company trading with its own securities at the moment, and a capital increase would involve time limits that would make it impossible for the Company to fulfill its obligation to deliver the shares to the beneficiaries within the period provided for in the grant agreements executed; and
E.	The payment of the monetary amount equivalent to the shares to which the beneficiaries were entitled under terms of the Plan, besides favoring the achievement of the purpose of motivating the engagement of the executives, is not prohibited by the Plan and, in compliance with the applicable legal and regulation rules, serves the best interest of the Company.

[I] According to information on the Company’s Formulário de Referência, it would only have preferred shares in treasury. The Executive LIP does not refer to the delivery of preferred shares.

6.              Even if it may be questioned whether the Company’s Management should have acted diligently to implement the Executive LIP, in accordance with the terms approved by the General Meeting, the fact is that, considering the above circumstances, The solution presented is reasonable and aligned with the best interest of the Company under the obligations assumed with its executive who are beneficiaries of the Executive LIP.

7.              Nevertheless, even recognizing these facts, it also seems uncontroversial that it does not meet the terms and conditions of the Executive LIP as approved. That is, the Plan does not foresee the possibility of handing over to the respective beneficiary something different than common shares issued by the Company, as expressly provided for in its several clauses. It is not, in any case, a matter of the omission that would legitimize the Board of Directors to fill gaps in the Executive LIP’s rules in the form of its clause 12.8.

8.              Therefore, in the understanding of the undersigned, this matter should be considered by the General Meeting of the Company, in view of the incompatibility of the Board of Directors resolution with that terms approved by such corporate body. Without prejudice to this conclusion, it is also noted that note 27 of the Explanatory Notes to the Financial Statements for the fiscal year ended on December 31, 2020, does not contain sufficient clarification on the matter.

B.    Resolution Regarding the BD LIP

9.              On March 8, 2021, the undersigned requested the Chairman of the Board of Directors for clarification on the following facts:

“(a) On April 26, 2019, the Company’s General Meeting approved the Long-Term Incentive Plan based on shares issued by the Company for the members of the Board of Directors (“BD LIP”);

(b)    According to the rules then defined, the grant is the initial milestone for the fulfillment by the beneficiary of the conditions for the exercise of the rights defined therein. Among other clauses, item 5.1 et seq., and item 8.1 et seq. of the BD LIP;

(c)    The BD LIP does not provide for the possibility of the Board of Directors reverse the effects of the grant;

(d)     In compliance with the decision of the Judicial Reorganization Court, confirmed by the 8th Civil Chamber of the Court of Justice of the State of Rio de Janeiro, in the judgment on the Interlocutory Appeal No. 003545390.2019.8.19.0000, the implementation of the BD LIP is suspended until the conclusion of the Company’s judicial reorganization;

(e)    To date, in compliance with the decision indicated in item (d) above, the Board of Directors has not approved any Program within the BD LIP and has therefore not approved any grant for those who would be eligible;

(f)    On January 27, 2021, the Board of Directors decided, in item 7 (extra item), to retroact the effects of a grant that will still be made, so that ‘when effective implementation takes place, the total board members beneficiaries will be, at each date of grant and vesting, those in full exercise of the mandate on the applicable dates, thus complying with the rules of the plan [sic];’

(g)    Furthermore, it was approved that the resolution indicated in item (f) above will be implemented “once the period of judicial reorganization is concluded;”

(h)    Attached to the aforementioned resolution, a simulation of vesting (obtaining rights) was approved for the Board of Directors, considering that the effects started – it is not clear – with the approval of the first program for the Executive Officers or with the approval of the BD LIP by the General Meeting;

(i)    The submission to the General Meeting of amendments to the BD LIP is not included in such resolution in order to support the resolution indicated in item (f) above.”

10.           In response to this request, the Chairman of the Board of Directors, Mr. Eleazar de Carvalho Filho, presented an statement, accompanied by a memorandum prepared by the legal advisors of the Board of Directors and the Company, who, in the most relevant point, informs the following:

“[...] the beneficiaries of the Plan are entitled to all the shares they were promised in relation to the year 2019, in view of the authorization granted by the shareholders in the General Meeting and the decision issued by the 8th Civil Chamber of the Court of Justice of the State of Rio de Janeiro (“Judgment of RJ”) that determined that the Plan is valid and legal, having only conditioned its implementation to the closure of the judicial reorganization. I clarify that the effective delivery of the shares by the Company can only be carried out after the judicial reorganization has been closed, when then the Company and the beneficiaries of the Plan may formalize the grant by means of an agreement covering all the shares to which such beneficiaries will be entitled to under the terms of the Plan, provided that, of course, the conditions have been fulfilled in relation to subsequent years.

[...] However, once the judicial reorganization is closed and therefore the event that authorizes the implementation of the Plan has occurred, its beneficiaries will be entitled to the shares stipulated in the Plan in the same way and under the same conditions as those benefiting from the Stock Grant Plan and Executives.

Finally, I would like to clarify that the conclusions of the Board of Directors, set out in the minutes of the meeting, contribute to the Company’s achievement of the objectives of the Plan of alignment of the interests of the management and the promotion of its commitment to the Company’s goals.”

11.           It appears, therefore, that the Board of Directors has approved that, once the judicial reorganization is closed, it will be granted, within the framework of the BD LIP, retroacting the effects of this grant and the consequently vesting in order to mirror the grants carried out within the Executive LIP.

12.           While it is questionable whether the aforementioned resolution has any effectiveness in promoting the “alignment of the interests of the management” and “engagement with the Company’s goals,” it seems incontrovertible that the BD LIP, as approved, does not support the resolution adopted by the Board of Directors. As set out in several of its clauses, the grant is the initial milestone for the beneficiary’s compliance with the conditions for eventual vesting, including the initial milestone for the start of counting the deadline for achieving the “Trigger”. Moreover, there is no prediction of the attainment of a hypothetical “Trigger” before the granting or of promoting a grant, retroacting its effects anyway. Transcribed, for example:

“‘Date of Grant’ means, unless otherwise expressly provided for in the grant agreements, the date of launch of the Program;” (g.n.)

“‘Trigger’ is the minimum performance condition for the acquisition of the right to receive the shares by the beneficiaries, which will give the right to receive 50% of the full amount of the Plan. The Trigger will be to maintain the price of the OI share (OIBR3) at a level not lower than the date of the grant, i.e. if the price of the share on each annual exercise date is equal to or greater than the price of the share at the time of the grant.” (g.n.)

“The transfer of the Shares to the Beneficiary will only take place with the implementation of the conditions and deadlines set forth in this Plan and in the granting contracts, In such a way that the granting of the right to receive the shares in itself does not guarantee the Beneficiary any rights over the Shares or even represents the guarantee of its receipt.” (g.n.)

“Without prejudice to other conditions set out in the Plan and its granting contracts, the rights of the beneficiary to receive each of the annual lots of the Stock Grant Plan to the Board of Directors shall always be subject to the condition of performance and shall only be fully acquired, to the extent that the beneficiary remains in office for the period from the grant date to the Beneficiaries, as follows: • 1/3 of the grant can be received within 12 months • 1/3 of the grant can be received within 24 months • 1/3 of the grant can be received within 36 months” (g.n.)

“The Beneficiaries will be entitled to the full value of the plan if the share trading price (OIBR3), after 36 months of the grant, is equal to or greater than the grant price corrected by the company’s WACC at the end of the period.” (g.n.)

13.           Therefore, it seems clear that the Resolution on the BD LIP is not covered by the rules and conditions approved for the BD LIP. It is not, in any case, a matter of the omission that would legitimize the Board of Directors to fill gaps in the regulation of the BD LIP, in the form of its clause 12.8.

14.           In the understanding of the herein undersigned, therefore, the subject matter should be considered by the General Meeting of the Company, in view of the incompatibility of the Board of Directors resolution with what was approved by that corporate body. Without prejudice to this conclusion, it is also noted that note 27 of the Explanatory Notes to the Financial Statements for the year ended on December 31, 2020, does not contain sufficient clarification on the matter.

C.    The approval of Extraordinary Bonuses

15.           In 2020, the Board of Directors approved bonus programs for the benefit of key executives of the Company, having as Trigger the execution of some of the main events of the JRP Amendment. As found by the Fiscal Council, at a meeting held on February 23, 2021, “the Extraordinary Bonus approved by the Board of Directors linked to the disposal of the UPIs Móvel and Infraco were not recognized in 2020, in view of the fact that the respective closing events are foreseen for 2021.”

D.    Conclusion

16.           For the above, it is recorded that a reservation is made regarding the completeness of the information in note 27 of the Explanatory Notes to the Financial Statements for the year ended December 31, 2020, serving this letter as representation to the Ordinary General Meeting, in relation to the facts indicated in items A and B, above.

RAPHAEL MANHAES MARTINS	Digitally signed by RAPHAEL MANHAES MARTINS Date: 03.24.2021 18:00:36 -03’00’

Raphael Manhães Martins

Fiscal Council Member